UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 12b-25 / A

(Amendment No. 1)

_________________

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: ____September 30, 2012________
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SPARE BACKUP, INC
Full Name of Registrant

Former Name if Applicable

900 Ironwood Drive
Address of Principal Executive Office (Street and Number)

Minden, Nevada 89423
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Management requires additional time to prepare, substantiate and verify the accuracy of certain disclosures in our Quarterly Report on Form 10-Q for the period ended September 30, 2012, which could not be completed without incurring undue hardship and expense. We are also relying upon the Order of the U. S. Securities and Exchange Commission, dated November 14, 2012, providing regulatory relief to publicly traded companies affected by Hurricane Sandy. The delay was due to hardships experienced by key personnel in the Company’s financial reporting and disclosure functions as they were backlogged due to the adverse circumstances caused by Hurricane Sandy. As a result, the Registrant is still in the process of compiling required information to complete the Quarterly Report and management requires additional time to complete its financial statements for the quarter ended September 30, 2012 to be incorporated in the Quarterly Report.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q a hardship and expense to the registrant. As further set forth in Exchange Act Release No. 68224, the Order provides that quarterly reports due during such period for reporting persons qualifying for relief will be considered to have a due date of November 21, 2012, instead of November 14, 2012. Although the Company intends to file the Report as soon as practical, as a precaution, management desires to extend such due date an additional five days pursuant to Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	CERY PERLE	775	329-2180
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SPARE BACKUP, INC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 21, 2012	By:	/s/ CERY PERLE, CEO